FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month  of November, 2011
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation
Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the
Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”,
“positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

·   the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

·   the impact on the business of the global economic downturn;

·   unanticipated production disruptions (including as a result of planned or unexpected power outages);

·   changes in environmental, tax and other laws and regulations;

·   adverse changes in the markets for our products;

·   consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

·   adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

·   the impact of restructuring, investments, acquisitions and dispositions (including related financing) delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and

·  currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-
looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

4th
Quarter results
for the period ended
September 2011

4th Quarter Results
Sappi works closely with customers, both direct and indirect, in over 100 countries to provide them with relevant and sustainable paper, paper-pulp and chemical cellulose products and related services and innovations.
Our market-leading range of paper products includes: coated fine papers used by printers, publishers and corporate end-users in the production of books, brochures, magazines, catalogues, direct mail and many other print applications; casting release papers used by suppliers to the fashion, textiles, automobile and household industries; and in our Southern African region, newsprint, uncoated graphic and business papers, premium-quality packaging papers, paper-grade pulp and chemical cellulose.
Our chemical cellulose products are used worldwide by converters to create viscose fibre, acetate tow, pharmaceutical products as well as a wide range of consumer products.
The pulp needed for our products is either produced within Sappi or bought from accredited suppliers. Across the group, Sappi is close to ‘pulp neutral’, meaning that we sell almost as much pulp as we buy.

Fourth Quarter Results
Quarter ended
Year ended
Sept 2011
Sept 2010         Jun 2011
Sept 2011
    Sept 2010
Key figures: (US$ million)
Sales
1,787
1,774              1,802
7,286
6,572
Operating (loss) profit
(88)
158                   54
86
341
Special items – losses (gains)
(1)
168
(29)                   6
318
(2)
Operating profit excluding special items
(2)
80
129                   60
404
339
EBITDA excluding special items
(3)
183
227                 164
821
752
Basic (loss) earnings per share (US cents)
(24)
16                 (13)
(45)
13
Net debt
(4)
2,100
2,221               2,475
2,100
2,221
Key ratios: (%)
Operating (loss) profit to sales
(4.9)
8.9                   3.0
1.2
5.2
Operating profit excluding special items
to sales
4.5
7.3                   3.3
5.5
5.2
Operating profit excluding special items
to capital employed (ROCE)
8.1
12.6                   5.5
10.5
8.0
EBITDA excluding special items to sales
10.2
12.8                   9.1
11.3
11.4
Return on average equity (ROE)
(5)
(30.2)
18.6              (14.2)
(13.8)
3.6
Net debt to total capitalisation
(5)
58.7
53.9                 56.8
58.7
53.9
(1)
Refer to page 16 for details on special items.
(2)
Refer to page 16, note 9 to the group results for the reconciliation of operating profit excluding special items to segment operating (loss)
profit.
(3)
Refer to page 16, note 9 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to (loss) profit before taxation.
(4)
Refer to page 18, Supplemental information for the reconciliation of net debt to interest-bearing borrowings.
(5)
Refer to page 17, Supplemental information for the definition of the term.
The table above has not been audited or reviewed.
Operating profit excluding special items: US$80 million, up 33% on Q3 2011
(Q4 2010 US$129 million)
Cash generation: US$279 million (Q4 2010 US$238 million)
Strategic initiatives result in asset impairments and restructuring charges of
US$165 million
North American business and Southern African chemical cellulose business continued to perform strongly
High input costs continued to squeeze margins
Loss per share of 24 US cents (Q4 2010 EPS of 16 US cents)
•
Earnings per share excluding special items and once-off debt refinancing costs 2 US cents (Q4 2010 9 US cents)
Financial summary for the quarter

Fourth Quarter Results
Commentary on the quarter
The North American business and Southern African chemical cellulose business continued to perform well during the quarter. The European business generated positive operating profit excluding special items. In addition to the actions taken to improve the European business, we have announced actions to fix the
Southern African paper business.
Conditions in many of our markets remained uncertain throughout the quarter. Although sales volumes were approximately 6% lower than the equivalent quarter last year, sales value increased slightly to
US$1.8 billion, largely as a result of currency movements. Input costs including wood, pulp, chemicals and energy were high for the quarter but did start declining during the quarter as economic growth slowed. The prices of these inputs were US$50 million higher than the equivalent quarter last year.
Following a strategic review of our operations, investments and the implementation of a number of initiatives, we incurred impairment and restructuring charges in the quarter, details of which were announced during October 2011. These charges amounted to US$165 million of the US$168 million special items. Of this amount, US$98 million related to non-cash items.
Operating profit excluding special items was US$80 million for the quarter compared to US$129 million in the equivalent quarter last year and US$60 million in the quarter ended June 2011.
As a result of the impairment and restructuring charges in the quarter, the group incurred a net loss for the quarter. The loss per share for the quarter was 24 US cents (including a charge of 26 US cents in respect of special items) compared to earnings per share of 16 US cents (including a gain of 7 US cents in respect of special items) in the equivalent quarter last year.
Year ended September 2011 compared
to year ended September 2010
Sappi continued its improving trend in operating performance for 2011. Sales for the year increased 11%, almost entirely as a result of higher prices in US Dollar terms. The prices of our major inputs of wood, pulp, energy and chemicals were approximately US$290 million higher than in 2010, which maintained pressure on margins in all of our businesses.
Operating profit excluding special items was US$404 million for the year, up 19% compared to 2010.
Special items were largely a result of the strategic actions we have undertaken and planned. Impairment and restructuring charges amounted to US$302 million for the year, of which US$167 million are non-cash charges. Special items included a further US$16 million of unfavourable plantation fair value adjustments.
Finance costs for the year were US$307 million, of which US$51 million relates to the cost of refinancing during the year.
After impairment and restructuring costs and once-off refinancing costs the net loss for the group was
US$232 million for the year. The loss per share was 45 US cents (including a charge of 65 US cents in respect of special items including financing items), compared to earnings per share of 13 US cents
(including a gain of 4 US cents of special items including financing items) in 2010.
Cash flow and debt
Quarter
Net cash generation for the quarter was US$279 million, compared to US$238 million for the equivalent quarter last year. During the quarter, US$266 million was generated from working capital. Capital expenditure increased to US$103 million from US$81 million in the equivalent quarter last year as a result of the commencement of the chemical cellulose investment at Ngodwana Mill.

Fourth Quarter Results
Year
Net cash generation for the full year was US$163 million. This fell short of the cash generated last year as a result of higher working capital (largely as a result of the cut-off effect of including an additional accounting week), increased capital expenditure and once-off refinancing costs.
Net debt was further reduced from US$2.2 billion to US$2.1 billion, which is US$700 million below the peak level in mid-2009.
During the year we successfully refinanced US$1.1 billion of our debt in order to extend the maturities and reduce our finance costs. We also increased our revolving credit facility to €350 million (US$468 million)
and extended its maturity to 2016. During August, we implemented a three year €360 million trade receivables securitisation programme which replaced the previous short-term programme that was due to mature in December 2011.
At September 2011, we had liquidity comprising US$639 million of cash on hand and the undrawn balance of €250 million (US$335 million) of the committed revolving credit facility. We utilised US$125 million of our cash shortly after the year end to repay debt.
Operating Review for the Quarter
Sappi Fine Paper
Quarter
Quarter
Quarter
ended
ended                                          ended
Sept 2011
Sept 2010
%
Jun 2011
US$ million
US$ million
change
US$ million
Sales
1,337
1,327
1
1,350
Operating profit
22
87
(75)
28
Operating profit to sales (%)
1.6
6.6
–
2.1
Special items – losses (gains)
17
(11)
–
2
Operating profit excluding special items
39
76
(49)
30
Operating profit excluding special items
to sales (%)
2.9
5.7
–
2.2
EBITDA excluding special items
115
151
(24)
107
EBITDA excluding special items
to sales (%)
8.6
11.4
–
7.9
RONOA pa (%)
5.3
10.0
–
3.9
Operating profit excluding special items for the global fine paper business improved compared to the quarter ended June 2011, but was well below the equivalent quarter last year. Prices of our major inputs of wood, pulp, energy and chemicals increased by approximately US$24 million compared to the equivalent quarter last year, resulting in a significant margin squeeze.

Fourth Quarter Results
Europe
Quarter
Quarter
Quarter
ended
ended               %                 %
ended
Sept 2011
Sept 2010     change
change
Jun 2011
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
942
963
(2)
(11)
979
Operating (loss) profit
(18)
40                –                  –
(4)
Operating (loss) profit to sales (%)
(1.9)
4.2
–
–
(0.4)
Special items – losses (gains)
23
(6)
–
–
2
Operating profit (loss) excluding
special items
5
34
(85)
(85)
(2)
Operating profit (loss) excluding
special items to sales (%)
0.5
3.5
–
–
(0.2)
EBITDA excluding special items
62
90
(31)
(37)
57
EBITDA excluding special items
to sales (%)
6.6
9.3
–
–
5.8
RONOA pa (%)
1.0
6.5
–
–
(0.4)
Demand was sluggish partly as a result of market uncertainty.

Sales volumes for the quarter were approximately 5% below the equivalent quarter last year, reflecting the weaker market experienced in the second half of our financial year. Sales volumes for the full year were at the same level as the previous year.

Average prices realised for the quarter were similar to the equivalent quarter last year and to the quarter ended June 2011.

Prices in our export markets were impacted by the supply/demand imbalance created by major start-ups of coated paper capacity in China in recent months. Raw material prices, particularly for chemicals, energy and pulp, remained high during the quarter. The benefits of our variable cost reduction programme started to impact costs towards the end of the quarter.

The closure of the Biberist Mill in Switzerland was completed in August 2011. As a result of strong support from our customers, the transfer of the order book to our other mills was successful. Going forward, we expect savings of US$100 million per annum as a result of the closure of the Biberist Mill as well as other fixed and variable cost savings initiatives in Europe.

Fourth Quarter Results
North America
Quarter
Quarter
Quarter
ended
ended                                         ended
Sept 2011
Sept 2010
%
Jun 2011
US$ million
US$ million
change
US$ million
Sales
395
364
9
371
Operating profit
40
47             (15)
32
Operating profit to sales (%)
10.1
12.9
–
8.6
Special items – gains
(6)
(5)                20
–
Operating profit excluding special items
34
42             (19)
32
Operating profit excluding special items
to sales (%)
8.6
11.5
–
8.6
EBITDA excluding special items
53
61             (13)
50
EBITDA excluding special items
to sales (%)
13.4
16.8
–
13.5
RONOA pa (%)
14.9
17.8
–
13.7
The business continued to perform strongly. Despite weaker industry conditions, our sales volumes improved 8% compared to the equivalent quarter last year, driven by coated paper and pulp.

Average prices realised for coated paper were approximately 6% higher than a year ago and similar to the quarter ended June 2011. Hardwood pulp prices, however, were approximately 12% below a year ago.

Raw material prices, including wood, energy and chemicals, remained at high levels for the quarter.

Fourth Quarter Results
Sappi Southern Africa
Quarter
Quarter
Quarter
ended
ended                %                 %
ended
Sept 2011
Sept 2010      change
change
Jun 2011
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
450
447
1 (2)
452
Operating (loss) profit
(64)
84
–
–
22
Operating (loss) profit to sales (%)
(14.2)
18.8
–
–
4.9
Special items – losses (gains)
105
(26)                –                  –
4
Operating profit excluding
special items
41
58
(29)
(31)
26
Operating profit excluding special
items to sales (%)
9.1
13.0
–
–
5.8
EBITDA excluding special items
67
82
(18)
(21)
53
EBITDA excluding special items
to sales (%)
14.9
18.3
–
–
11.7
RONOA pa (%)
9.0
12.6
–
–
5.0
The business’ performance for the quarter was significantly impacted by the industry-wide wage-related strike of about three weeks in July.

The chemical cellulose business continued to perform well. Global demand showed some signs of softening largely as a result of lower growth in China. We, however, sold a record 190,000 tons of chemical cellulose during the quarter.

In the domestic market, sales volumes were significantly below the equivalent quarter last year, but started improving during September partly as a result of reduced competition from imports caused by the weakening of the Rand relative to the US Dollar.

All of the region’s operating profit excluding special items for the quarter was contributed by the chemical cellulose business, with the paper business recording a loss.

We took substantial impairment and restructuring charges during the quarter in respect of initiatives which are underway to reposition the paper business to better meet market requirements, to improve efficiencies and to reduce costs. These amounted to US$99 million, of which US$56 million are non-cash costs.

Good progress has been made on the Ngodwana Mill chemical cellulose conversion project, which is on track to start up in early calendar 2013.

Fourth Quarter Results
Outlook
Market conditions remain uncertain, making it difficult to forecast demand globally. Industry demand levels have softened in all our major markets. We are experiencing reasonable demand for graphic paper in
North America and somewhat slower demand in Europe; however, the supply/demand balance in many of our export markets has been affected by the significant new paper capacity commissioned in China during the past six months.

Pulp prices have declined, partly as a result of weaker demand from China, but remain above historical average levels. The group as a whole sells slightly more pulp than it purchases and is therefore generally neutral to pulp prices. Our European business is a net purchaser and North America and South Africa are net sellers of pulp.

We expect the chemical cellulose business to continue to perform well, albeit with slightly lower prices in
US Dollar terms.

The board has approved an additional investment in chemical cellulose. We will invest approximately
US$170 million to convert the Cloquet Mill pulp mill (North America) to produce 330,000 tons of low cost, high quality chemical cellulose. We expect the conversion to be commissioned during 2013. This investment, together with the Ngodwana Mill conversion will increase total group chemical cellulose capacity to over 1.3 million metric tons, further entrenching Sappi’s leading position in this business.

The volatility of currencies adds to the difficulty of forecasting. Sappi is very sensitive to the value of the Rand/US Dollar exchange rate. Other things being equal, a 10% weakening of the Rand adds approximately US$60 million to the group’s operating profit. The recent weakening of the Rand to the
US Dollar is therefore favourable to Sappi.

There has been some relief from high input costs but they remain at historically high levels.

We will start benefiting from our European initiatives from the beginning of the new financial year. These include the closure of Biberist Mill which was completed in August 2011, and further fixed cost and variable cost saving actions, which together are expected to result in benefits of US$100 million per annum.

We do not expect any significant benefits from the Southern African restructuring until the second half of the 2012 financial year.

We expect net cash generation to remain positive for the year ahead, after increasing our capital expenditure on strategic investments. We expect our finance costs to be lower following our refinancing during 2011 and intend to continue to reduce our financing costs including through refinancing our existing higher cost debt, such as our 2014 bonds.

Provided there is no further major deterioration in global market conditions, we expect to continue the past two years’ trend in improving operating performance and to achieve a net profit for the full year of 2012.

We are confident that the actions we have taken and those planned will position the group well for the future, resulting in growth and improved returns for the group.
On behalf of the board
R J Boëttger
M R Thompson
Director
Director
10 November 2011
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Fourth Quarter Results

forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”,
“may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements).
Certain factors that may cause such differences include but are not limited to:
•     the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);
•
the impact on our business of the global economic downturn;
•
unanticipated production disruptions (including as a result of planned or unexpected power outages);
•
changes in environmental, tax and other laws and regulations;
•
adverse changes in the markets for our products;
•      consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;
•      adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;
•      the impact of restructurings, investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and
•      currency fluctuations.
We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Fourth Quarter Results
Condensed group income statement
Reviewed Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2011
Sept 2010
Sept 2011
Sept 2010
Note
US$ million
US$ million
US$ million
US$ million
Sales
1,787
1,774
7,286
6,572
Cost of sales
1,582
1,498
6,454
5,786
Gross profit
205
276
832
786
Selling, general and administrative expenses
126
119
454
448
Other operating expenses
167
1
298
10
Share of profit from associates and
joint ventures
–
(2)
(6)
(13)
Operating (loss) profit 2
(88)
158
86
341
Net finance costs
56
63
307
255
Net interest
60
67
336
293
Net foreign exchange gains
(3)
(1)
(13)
(17)
Net fair value gains on financial instruments
(1)
(3)
(16)
(21)
(Loss) profit before taxation
(144)
95
(221)
86
Taxation
(17)
11
11
20
Current
2
(7)
14
(6)
Deferred
(19)
18
(3)
26
(Loss) profit for the period
(127)
84
(232)
66
Basic (loss) earnings per share (US cents)
(24)
16
(45)
13
Weighted average number of shares
in issue (millions)
520.4
519.5
519.9
516.7
Diluted basic (loss) earnings per share
(US cents)
(24)
16
(45)
13
Weighted average number of shares on fully
diluted basis (millions)
520.4
524.0
519.9
520.8
Condensed group statement of comprehensive income
Reviewed Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2011
Sept 2010
Sept 2011
Sept 2010
US$ million
US$ million
US$ million
US$ million
(Loss) profit for the period
(127)
84
(232)
66
Other comprehensive (loss) income, net of tax
(285)
86
(205)
8
Exchange differences on translation of
foreign operations
(214)
121
(151)
52
Actuarial losses in post-employment benefits
(59)
(71)
(59)
(71)
Movements in hedging reserves
(12)
23
6
14
Movement on available for sale financial assets
2
2
2
2
Deferred tax effects on above
(2)
11
(3)
11
Total comprehensive (loss) income
for the period
(412)
170
(437)
74

Fourth Quarter Results
Condensed group balance sheet
Reviewed
Reviewed
Sept 2011
Sept 2010
US$ million
US$ million
ASSETS
Non-current assets
4,085
4,653
Property, plant and equipment
3,235
3,660
Plantations
580
687
Deferred taxation
45
53
Other non-current assets
225
253
Current assets
2,223
2,531
Inventories
750
836
Trade and other receivables
834
903
Cash and cash equivalents
639
792
Total assets
6,308
7,184
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,478
1,896
Non-current liabilities
3,178
3,249
Interest-bearing borrowings
2,289
2,317
Deferred taxation
336
386
Other non-current liabilities
553
546
Current liabilities
1,652
2,039
Interest-bearing borrowings
449
691
Bank overdraft
1
5
Other current liabilities
1,182
1,307
Taxation payable
20
36
Total equity and liabilities
6,308
7,184
Number of shares in issue at balance sheet date (millions)
520.5
519.5

Fourth Quarter Results
Condensed group statement of cash flows
Reviewed Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2011
Sept 2010
Sept 2011
Sept 2010
US$ million
US$ million
US$ million
US$ million
(Loss) profit for the period
(127)
84
(232)
66
Adjustment for:
Depreciation, fellings and amortisation
121
119
499
484
Taxation
(17)
11
11
20
Net finance costs
56
63
307
255
Defined post-employment benefits
(20)
(25)
(70)
(73)
Plantation fair value adjustment
(21)
(48)
(65)
(98)
Impairments (reversals) of assets
and investments
98
(8)
167
(20)
Restructuring provisions
67
–
135
46
Black Economic Empowerment charge
2
–
5
23
Other non-cash items
24
(14)
41
34
Cash generated from operations
183
182
798
737
Movement in working capital
266
181
(98)
(5)
Net finance costs paid
(62)
(66)
(256)
(194)
Taxation paid
(7)
(1)
(38)
(9)
Cash retained from operating activities
380
296
406
529
Cash utilised in investing activities
(101)
(58)
(243)
(188)
Net cash generated
279
238
163
341
Cash effects of financing activities
68
(12)
(296)
(256)
Net movement in cash and cash equivalents
347
226
(133)
85
Condensed group statement of changes in equity
Reviewed
Reviewed
Year
Year
ended
ended
Sept 2011
Sept 2010
US$ million
US$ million
Balance – beginning of year
1,896
1,794
Total comprehensive (loss) income for the year
(437)
74
Issue of new shares
–
17
Transfers from (to) the share purchase trust
6
(6)
Transfers of vested share options
(7)
–
Share–based payment reserve
20
17
Balance – end of year
1,478
1,896

Fourth Quarter Results
Notes to the condensed group results
1.     Basis of preparation
The condensed financial information has been prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, the AC 500 standards issued by the Accounting Practices
Board and the information required by IAS 34 “Interim Financial Reporting”. They are based on appropriate accounting policies which have been consistently applied with those applied in the financial statements for the year ended September 2010 and which are supported by reasonable and prudent judgements, including those involving estimations.
The fiscal year ended September 2011 consists of 53 weeks compared to the prior fiscal year which consisted of 52 weeks.
The preparation of this condensed consolidated financial information was supervised by the Chief Financial
Officer, M R Thompson CA(SA)
(1)
.
The preliminary results for the year ended September 2011 as set out on pages 09 to 16 have been reviewed in terms of the International Standard on Review Engagements 2410 by the group’s auditors, Deloitte & Touche.
Their unmodified review report is available for inspection at the company’s registered office.
(1)
This disclosure is in terms of the Companies Act No. 71 of 2008.
Reviewed Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2011
Sept 2010
Sept 2011
Sept 2010
US$ million
US$ million
US$ million
US$ million
2.    Operating (loss) profit
Included in operating (loss) profit are
the following non-cash items:
Depreciation and amortisation
103
98
417
413
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
18
21
82
71
Growth
(21)
(19)
(81)
(67)
(3)
2
1
4
Plantation price fair value adjustment
–
(29)
16
(31)
(3)
(27)
17
(27)
Included in other operating expenses
are the following:
Impairments (reversals) of assets
and investments
98
2
167
(10)
Profit on disposal of property,
plant and equipment
(1)
(6)
(1)
(5)
Loss on disposal of investment
–
1
–
–
Restructuring provisions
67
–
135
46
Black Economic Empowerment
charge
2
–
5
23
Fuel tax credit
–
–
–
(51)

Fourth Quarter Results
Reviewed Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2011
Sept 2010
Sept 2011
Sept 2010
US$ million
US$ million
US$ million
US$ million
3.    Headline (loss) earnings per share
(1)
Headline (loss) earnings per share (US cents)
(8)
16
(16)
10
Weighted average number of shares
in issue (millions)
520.4
519.5
519.9
516.7
Diluted headline (loss) earnings per share
(US cents)
(8)
16
(16)
10
Weighted average number of shares on
fully diluted basis (millions)
520.4
524.0
519.9
520.8
Calculation of headline (loss) earnings
(1)
(Loss) profit for the period
(127)
84
(232)
66
Impairments (reversals) of assets
and investments
98
2
167
(10)
Profit on disposal of property,
plant and equipment
(1)
(5)
(1)
(4)
Loss on disposal of investment
–
1
–
–
Tax effect of above items
(14)
–
(17)
–
Headline (loss) earnings
(44)
82
(83)
52
(1)
Headline earnings disclosure is required by the JSE Limited.
4.     Capital expenditure
Property, plant and equipment
107
81
268
201
Reviewed
Reviewed
Sept 2011
Sept 2010
US$ million
US$ million
5.    Capital  commitments
Contracted
61
62
Approved but not contracted
(1)
416
109
477
171
(1)
Includes approximately US$302 million related to our recently announced chemical cellulose expansion.
6.    Contingent liabilities
Guarantees and suretyships
33
48
Other contingent liabilities
15
8
48
56
7.    Material balance sheet movements compared to September 2010
Cash and cash equivalents and other current liabilities
The decrease in cash and cash equivalents and in other current liabilities is largely due to the timing of creditor payments as a result of the calendar month-end falling before the fiscal month-end when creditor payments fell due.

Fourth Quarter Results
Cash and cash equivalents and interest-bearing borrowings
In March 2011, we utilised some of our cash resources to repay US$150 million principal amount of the outstanding US$500 million 6.75% Guaranteed Notes due June 2012.
In April 2011, we issued approximately US$705 million Senior Secured Notes split into a 10-year US$350 million tranche and a 7-year €250 million tranche that were issued at par and both Notes bear interest at a rate of
6.625% per annum. The net proceeds of the Notes were used to redeem the remaining US$350 million of our
6.75% Guaranteed Notes due June 2012 and to repay €200 million of our OeKB Term Loan Facility. At the same time, our existing undrawn revolving credit facility maturing 2012 was increased from a €209 million to a €350 million facility and extended to 2016. We repaid the remaining €120 million of our OeKB Term Loan balance from cash resources in June 2011.
Sappi Southern Africa (Pty) Ltd issued a ZAR500 million (US Dollar fixed rate bond ‘SSA01’) on 28 June 2011 at a 150 basis points spread over the government reference rate and an all in coupon rate of 9.63%. The bond is repayable on 28 June 2016, with coupons payable semi-annually on 28 June and 28 December of each year.
During the quarter, the group entered into a new €360 million three year trade receivables securitisation programme for its non-Southern African businesses. The proceeds of this new long-term programme were used to refinance the group’s existing short-term securitisation programme, which was due to mature in
December 2011.
In addition, there were transfers of approximately US$198 million from non-current interest-bearing borrowings to current interest-bearing borrowings of loans falling due in the next 12 months.
Restructuring provisions and asset impairments
In line with our strategy review, the group implemented a number of interventions during the year which resulted in major asset impairment and restructuring charges being incurred by our European and Southern
African businesses. These included the closure of the Biberist Mill in Switzerland and the Adamas Mill in South
Africa. In addition, we incurred an impairment charge related to an equity accounted investment.
8.    Post balance sheet events
In October 2011, Sappi Southern Africa utilised some of its cash resources to repay its 10.64% fixed rate public bond of ZAR1,000 million.
In November 2011, the board approved an investment of approximately US$170 million to convert the Cloquet
Mill pulp mill in North America to produce chemical cellulose.
9.    Segment information
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2011
Sept 2010
Sept 2011
Sept 2010
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s)
(000’s)
(000’s)
Sales volume
Fine Paper –
North America
379
352
1,436
1,354
Europe
942
994
3,845
3,796
Total
1,321
1,346
5,281
5,150
Southern Africa – Pulp and paper
428
460
1,700
1,751
Forestry
229
289
917
993
Total
1,978
2,095
7,898
7,894

Fourth Quarter Results
Reviewed Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2011
Sept 2010
Sept 2011
Sept 2010
US$ million
US$ million
US$ million
US$ million
Sales
Fine Paper –
North America
395
364
1,520
1,373
Europe
942
963
3,965
3,638
Total
1,337
1,327
5,485
5,011
Southern Africa –
Pulp and paper
430
426
1,721
1,488
Forestry
20
21
80
73
Total
1,787
1,774
7,286
6,572
Operating profit excluding special items
Fine Paper –
North America
34
42
129
124
Europe
5
34
68
76
Total
39
76
197
200
Southern Africa
41
58
199
134
Unallocated and eliminations
(1)
–
(5)
8
5
Total
80
129
404
339
Special items – losses (gains)
Fine Paper –
North America
(6)
(5)
(7)
(56)
Europe
23
(6)
139
4
Total
17
(11)
132
(52)
Southern Africa
105
(26)
136
22
Unallocated and eliminations
(1)
46
8
50
28
Total
168
(29)
318
(2)
Segment operating (loss) profit
Fine Paper –
North America
40
47
136
180
Europe
(18)
40
(71)
72
Total
22
87
65
252
Southern Africa
(64)
84
63
112
Unallocated and eliminations
(1)
(46)
(13)
(42)
(23)
Total
(88)
158
86
341
EBITDA excluding special items
Fine Paper –
North America
53
61
203
201
Europe
62
90
300
310
Total
115
151
503
511
Southern Africa
67
82
309
236
Unallocated and eliminations
(1)
1
(6)
9
5
Total
183
227
821
752
Segment assets
Fine Paper –
North America
908
935
908
935
Europe
1,889
2,109
1,889
2,109
Total
2,797
3,044
2,797
3,044
Southern Africa
1,574
1,887
1,574
1,887
Unallocated and eliminations
(1)
51
65
51
65
Total
4,422
4,996
4,422
4,996
(1)
Includes the group’s treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Fourth Quarter Results
Reconciliation of operating profit excluding special items to segment operating (loss) profit
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Reviewed Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2011
Sept 2010
Sept 2011
Sept 2010
US$ million
US$ million
US$ million
US$ million
Operating profit excluding special items
80
129
404
339
Special Items
(168)
29
(318)
2
Plantation price fair value adjustment
–
29
(16)
31
Restructuring provisions
(67)
–
(135)
(46)
Profit on disposal of property,
plant and equipment
1
6
1
5
Loss on disposal of investment
–
(1)
–
–
Impairments (reversals) of assets
and investments
(98)
(2)
(167)
10
Fuel tax credit
–
–
–
51
Black Economic Empowerment charge
(2)
–
(5)
(23)
Insurance recoveries
–
–
10
1
Fire, flood, storm and related events
(2)
(3)
(6)
(27)
Segment operating (loss) profit
(88)
158
86
341
Reconciliation of EBITDA excluding special items and operating profit excluding special items to
(loss) profit before taxation
EBITDA excluding special items
183
227
821
752
Depreciation and amortisation
(103)
(98)
(417)
(413)
Operating profit excluding special items
80
129
404
339
Special items – (losses) gains
(168)
29
(318)
2
Net finance costs
(56)
(63)
(307)
(255)
(Loss) profit before taxation
(144)
95
(221)
86
Reconciliation of segment assets to total assets
Segment assets
4,422
4,996
4,422
4,996
Deferred taxation
45
53
45
53
Cash and cash equivalents
639
792
639
792
Other current liabilities
1,182
1,307
1,182
1,307
Taxation payable
20
36
20
36
Total assets
6,308
7,184
6,308
7,184

Fourth Quarter Results
Supplemental information (this information has not been audited or reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Black Economic Empowerment – as envisaged in the Black Economic Empowerment (BEE) legislation in South Africa
Black Economic Empowerment charge – represents the IFRS 2 non-cash charge associated with the
BEE transaction implemented in fiscal 2010
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (ie spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–    these measures are used by the group for internal performance analysis;
–    the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–    it is useful in connection with discussion with the investment analyst community and debt rating agencies
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in circular 3/2009 issued by The South African Institute of Chartered
Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a Listings Requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and overdraft). Net operating assets equate to segment assets
ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average segment assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results.
These financial measures are regularly used and compared between companies in our industry.

Fourth Quarter Results
Supplemental information (this information has not been audited or reviewed)
Summary Rand convenience translation
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2011
Sept 2010
Sept 2011
Sept 2010
Key figures: (ZAR million)
Sales
12,777
13,042
50,695
49,235
Operating (loss) profit
(629)
1,162
598
2,555
Special ite
ms – losses (gains)
(1)
1,201
(213)
2,213
(15)
Operating profit excluding special items
(1)
572
948
2,811
2,540
EBITDA exc
luding special items
(1)
1,308
1,669
5,712
5,634
Basic (loss) earnings per share (SA cents)
(172)
118
(313)
97
Net debt
(1)
17,002
15,589
17,002
15,589
Key ratios: (%)
Operating (loss) profit to sales
(4.9)
8.9
1.2
5.2
Operatin
g profit excluding special items
to sales
4.5
7.3
5.5
5.2
Operating profit excluding special items
to capital employed (ROCE)
(1)
7.8
12.7
9.7
8.3
EBITDA excluding special items to sales
10.2
12.8
11.3
11.4
Return on average equity (ROE)
(29.5)
19.3
(12.8)
3.7
Net debt t
o total capitalisation
(1)
58.7
53.9
58.7
53.9
(1)
Refer to page 17, Supplemental information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Sept 2011
Sept 2010
US$ million
US$ million
Interest-bearing borrowings
2,739
3,013
Non-current interest-bearing borrowings
2,289
2,317
Current interest-bearing borrowings
449
691
Bank overdraft
1
5
Cash and cash equivalents
(639)
(792)
Net debt
2,100
2,221
Exchange rates
Sept
Jun              Mar
Dec
Sept
2011
2011            2011             2010
2010
Exchange rates:
Period end rate: US$1 = ZAR
8.0963
6.7300         6.6978          6.6190
7.0190
Average rate for the Quarter: US$1 = ZAR
7.1501
6.7890         6.9963          6.9464
7.3517
Average rate for the YTD: US$1 = ZAR
6.9578
6.8941         6.9476          6.9464
7.4917
Period end rate: €1 = US$
1.3386
1.4525          1.4231         1.3380
1.3491
Average rate for the Quarter: €1 = US$
1.4126
1.4398          1.3702         1.3516
1.2871
Average rate for the YTD: €1 = US$
1.3947
1.3890          1.3645         1.3516
1.3658
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Fourth Quarter Results
* Historic share prices revised to reflect rights offer.
Sappi ordinary shares* (JSE: SAP)
US Dollar share price conversion*
ZAR
0
10
20
30
40
50
60
70
80
Oct 07
Jan 08
Apr 09
Jul 09
Jan 10
Oct 09
Apr 08
Jul 08
Oct 08
Jan 09
Apr 10
Jul 10
Oct 10
Jan 11
Apr 11
Jul 11
Oct 11
USD
0
2
4
6
8
10
12
Oct 07
Jan 08
Apr 09
Jul 09
Jan 10
Oct 09
Apr 08
Jul 08
Oct 08
Jan 09
Apr 10
Jul 10
Oct 10
Jan 11
Apr 11
Jul 11
Oct 11

Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Computershare Investor Services
ADR Depositary:
(Proprietary) Limited
The Bank of New York Mellon
70 Marshall Street
Investor Relations
Johannesburg 2001
PO Box 11258
PO Box 61051
Church Street Station
Marshalltown 2107
New York, NY 10286-1258
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

this report is available on the Sappi website
www.sappi.com

www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2011
SAPPI LIMITED,
Name:  M. R. Thompson
Title:    Chief Financial Officer
M. R. Thompson
By:      /s/